1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Feb. 14, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/02/14

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit		Description
1.	Announcement on 2008/01/15:	Clarification of the report regarding Chunghwa ruled not to be prosecuted for the case of being sued by Chunghwa MultiMedia

2.	Announcement on 2008/01/16:	Clarification of the report regarding Chunghwa Telecom’s total revenues for 2008 will be targeting NT$210 billion

3.	Announcement on 2008/01/16:	Clarification of the report regarding Chunghwa and Kingway Technology planning to set up a joint venture

4.	Announcement on 2008/01/22:	The Board approved the appointment of new positions for the management

5.	Announcement on 2008/01/22:	The procurement of High-Definition multimedia STBs and STB servers, totaling NT$941,900,000

6.	Announcement on 2008/01/23:	Supplement announcement: Authorized and paid-in capital of Light Era are NT$5bn and NT$3bn respectively

7.	Announcement on 2008/01/23:	Chunghwa invests in Light Era Construction & Development Co., Ltd. with 100% shareholding. Authorized capital of Light Era is NT$5 billion

8.	Announcement on 2008/01/23:	The procurement of Next Generation Graphic Information System (GIS) System totaled NT$501,706,925

9.	Announcement on 2008/01/24:	Announcement of Investment in Mainland China on Behalf of the Subsidiary

10.	Announcement on 2008/01/25:	Chunghwa Telecom Announced Internal Figures for 2007 Operating Results

11.	Announcement on 2008/01/29:	Supplement Announcement of Investment in Mainland China on Behalf of the Subsidiary

12.	Announcement on 2008/01/31:	Chunghwa Telecom invested in Kingway Technology

13.	Announcement on 2008/01/31:	The procurement of broadband network access equipments (GESW) totaled above NT$500mn

14.	Announcement on 2008/02/14:	Chunghwa Telecom announced its revenues of NT$15.91 billion for January 2008

15.	Announcement on 2008/02/14:	Jan. 2008 sales

EXHIBIT 1

Clarification of the report regarding Chunghwa ruled not to be prosecuted for the case of being sued by Chunghwa MultiMedia

Date of events: 2008/01/15

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2008/01/15

3. Content of the report: Chunghwa is ruled not to be prosecuted for the case of Chunghwa MultiMedia Co., Ltd. filing a lawsuit against Chunghwa Telecom, which acted against copyright.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom deemed that Chunghwa MultiMedia Co., Ltd. obtained the nonexclusive right of CNBC ASIA Channel on behalf of Chunghwa Telecom as an agent and didn’t obtain any authorization itself.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

Clarification of the report regarding Chunghwa Telecom’s total revenue for 2008 will be targeting NT$210 billion

Date of events: 2008/01/16

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/01/16

3. Content of the report: Chunghwa Telecom’s total revenue for 2008 will be targeting NT$210 billion

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom follows its internal process to announce the financial forecast, and will make official announcement after completing all the procedures. Currently the Company has no comment on rumors or news reports.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Clarification of the report regarding Chunghwa and Kingway Technology planning to set up a joint venture

Date of events: 2008/01/16

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/01/16

3. Content of the report: Chunghwa and Kingway Technology Co., Ltd. plan to set up a joint venture

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom follows its internal process to evaluate every investment projects, and will make official announcement after completing all the procedures. Currently the Company has no comment on rumors or news reports.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 4

The Board approved the appointment of new positions for the management

Date of events: 2008/01/22

Contents:

1. Date of occurrence of the event: 2008/01/22

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: The first extraordinary Meeting of the fifth Term Board of Directors approved the appointment of four new positions for the management as follows:

(1) Wu Cheng-kann as the VP of the Northern Taiwan Business Group.

(2) Kuo Shui-yi as the Senior Managing Director of Accounting Department.

(3) Wei Yi-jui as the Executive VP & President of Telecommunication Training Institute.

(4) Lee Shyh-chin as the President of Chunghwa Investment Company. In addition, the board also approved that Tseng Tin-chi as the President of Light Era Construction and Development Co., Ltd.

6. Countermeasures: None

7. Any other matters that need to be specified: None.

EXHIBIT 5

The procurement of High-Definition multimedia STBs and STB servers, totaling NT$941,900,000

Date of events: 2008/01/22

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): A batch of High-definition multimedia STBs and STB servers

2. Date of the occurrence of the event: 2008/01/22

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: A batch of materials totaled NT$941,900,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection, and payment are in batches

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: To promote Multimedia on Demand (MOD) service

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 6

Supplement announcement: Authorized and paid-in capital of Light Era are NT$5bn and NT$3bn respectively

Date of events: 2007/08/28

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): To invest in a subsidiary

2. Date of occurrence of the event: 2007/08/28

3. Volume, unit price, and total monetary amount of the transaction: The initial investment is NT$3bn.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Light Era Construction & Development Co., Ltd., a subsidiary of Chunghwa Telecom

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Payment date is Jan. 22, 2008.

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: N/A

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: N/A

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: N/A

15. Net worth per share of company underlying securities acquired or disposed of: N/A

16. Do the directors have any objection to the present transaction?: To invest in a subsidiary

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No.

18. Any other matters that need to be specified: No.

EXHIBIT 7

Chunghwa invests in Light Era Construction & Development Co., Ltd. with 100% shareholding. Authorized capital of Light Era is NT$5 billion

Date of events: 2008/01/23

Contents:

1. Name of the reporting media: Economic Daily

2. Date of the report: 2008/01/23

3. Content of the report: CHT sets up Light Era subsidiary, and steps into the field of construction

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Authorized capital of Light Era Construction & Development Co., Ltd., a 100% holding subsidiary of Chunghwa Telecom, is NT$5 billion

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

The procurement of Next Generation Graphic Information System (GIS) System totaled NT$501,706,925

Date of events: 2008/01/23

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Next Generation Graphic Information System (GIS) System etc.

2. Date of the occurrence of the event: 2008/01/23

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: A batch of materials totaled NT$501,706,925

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hitron Technologies

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom materials of CHT

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 9

Announcement of Investment in Mainland China on Behalf of the Subsidiary

Date of events: 2007/12/20

Contents:

1. Date of occurrence of the event: 2007/12/20

2. Method of the present increase (decrease) in investment: Chunghwa Telecom invests in Glory Network System Service (Shanghai) Co., Ltd. indirectly through acquiring 100% stake of Chunghwa System Integration Corp.

3. Transaction volume, price per unit, and total monetary amount of the transaction: N/A

4. Company name of the invested mainland Chinese company: Glory Network System Service (Shanghai) Co., Ltd.

5. Paid-in capital of said invested mainland Chinese company: USD200,000

6. Amount of new capital increment currently planned by said invested mainland Chinese company: N/A

7. Main business items of said invested mainland Chinese company: System Integration services

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinion

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: 2006/12/31 - RMB1,594,600

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Year 2006 - P/L $0 ( during startup period)

11. Amount of actual investment to date in said invested mainland Chinese company: USD200,000

12. Counterparty to the transaction and its relationship to the Company: N/A

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: N/A

20. Do the directors have any objection to the present transaction?: None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD200,000

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0.006%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0.0014%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0.0016%

25. Total amount of actual investment in the mainland China area to date: USD200,000

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0.006%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0.0014%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0.0016%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Year 2006 - $0; Year 2007 - $0

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: Year 2006 - $0; Year 2007 - $0

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

32. Any other matters that need to be specified: Chunghwa System Integration Corp., received approval from the Investment Commission, MOEA on March 24, 2006 for the investment in Glory Network System Service (Shanghai) Co., Ltd.

EXHIBIT 10

Chunghwa Telecom Announced Internal Figures for 2007 Operating Results

Date of events: 2008/01/25

Contents:

1. Date of occurrence of the event: 2008/01/25

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom Co., Ltd today announced its internal un-audited figures for 2007 operating results. Total revenues were NT$186.3 billion, operating costs and expenses were NT$125.3 billion, net income was NT$48.5 billion and EPS was NT$4.57. All figures were prepared in accordance with ROC GAAP.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

Supplement Announcement of Investment in Mainland China on Behalf of the Subsidiary

Date of events: 2008/01/19

Contents:

1. Date of occurrence of the event: 2008/01/19

2. Method of the present increase (decrease) in investment: Chunghwa System Integration Corp. increased investment in Glory Network System Service (Shanghai) Co., Ltd. by US$300,000. Chunghwa acquired 100% holding of Chunghwa System Integration on Dec. 20, 2007.

3. Transaction volume, price per unit, and total monetary amount of the transaction: US$300,000

4. Company name of the invested mainland Chinese company: Glory Network System Service (Shanghai) Co., Ltd.

5. Paid-in capital of said invested mainland Chinese company: US$500,000

6. Amount of new capital increment currently planned by said invested mainland Chinese company: US$300,000

7. Main business items of said invested mainland Chinese company: System integration services

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinion

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: 2006/12/31 - RMB1,594,600

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Year 2006 - P/L $0 (during startup period)

11. Amount of actual investment to date in said invested mainland Chinese company: US$500,000

12. Counterparty to the transaction and its relationship to the Company: N/A

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: N/A

20. Do the directors have any objection to the present transaction?: N/A

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$500,000

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0.015%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0.0036%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0.0041%

25. Total amount of actual investment in the mainland China area to date: US$500,000

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0.015%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0.0036%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0.0041%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Year 2006 - $0; Year 2007 - $0

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: Year 2006 - $0; Year 2007 - $0

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

32. Any other matters that need to be specified: Chunghwa System Integration Corp., received approval from the Investment Commission, MOEA on Dec. 19, 2007 for the investment in Glory Network System Service (Shanghai) Co., Ltd. through Concord Technology Corp to increase investment US$300,000, and the payment date was Jan. 28, 2008.

EXHIBIT 12

Chunghwa Telecom invested in Kingway Technology

Date of events: 2008/01/31

Contents:

1. Date of occurrence of the event: 2008/01/31

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To enhance the company’s geographic services and seize the business opportunity of GPS (Global Positioning System) and LBS (Location based services), Chunghwa invested in Kingway Technology with approximately NT$70 per share, totally amounted NT$70,000,000, an ownership of 33.4%. Kingway’s capital is NT$30,000,000.

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

EXHIBIT 13

The procurement of broadband network access equipments (GESW) totaled above NT$500mn

Date of events: 2008/01/31

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Expansion of broadband network access equipments (GESW) in 2008

2. Date of the occurrence of the event: 2008/01/31

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: A batch of 2008 expansion of broadband network access equipments (GESW) totaled NT$662,988,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery and inspection are in batches; payment on delivery

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To provide broadband services

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 14

Chunghwa Telecom announced its revenues of NT$15.91 billion for January 2008

Date of events: 2008/02/14

Contents:

1. Date of occurrence of the event: 2008/02/14

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s revenues for January 2008 were NT$15.91 billion. The unaudited income for January was NT$6.3 billion, net income was NT$4.7 billion and EPS was NT$0.48.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 15

Chunghwa Telecom

February 14, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2008

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Jan	Invoice amount	17,715,926	17,580,082	135,844	0.77%
Jan	Invoice amount	17,715,926	17,580,082	135,844	0.77%
Jan	Net sales	15,915,598	15,440,004	475,594	3.08%
Jan	Net sales	15,915,598	15,440,004	475,594	3.08%

b	Trading purpose: None